January 9, 2018
VIA EDGAR AND OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F. Street, N.E.
Washington, D.C. 20549

Attn:		Irene Paik
Suzanne Hayes

	Re:	Evolus, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted December 20, 2017
CIK No. 0001570562

Ladies and Gentlemen,

Evolus, Inc., a Delaware corporation (the “Company”), hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated January 4, 2018 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments in italics as set forth in the Comment Letter.

In addition, if the Staff would like hard copies of the Registration Statement on Form S-1 (the “Registration Statement”) as filed with the Commission on the date hereof, marked against Confidential Submission No. 3 of the Registration Statement as confidentially submitted to the Commission on December 20, 2017, please so advise and we would be happy to provide such copies. All page number references contained in the Company’s responses below correspond to the page numbers in the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted December 20, 2017
Summary Financial Data, page 9

1.	Please correct the pro forma total stockholders' deficit balance as it appears it was not updated.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 11 of the Registration Statement to reflect the correct pro forma total stockholders’ deficit balance.

Risk Factors
A perception of a conflict of interest of our indirect physician investors..., page 29

2.
Your response to our prior comment one indicates that you have disclosed the total number of clinical investigators involved in the Phase III studies on page 30 of the registration statement, but it appears this information has not been provided. Please revise your disclosure to provide this information.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 31 of the Registration Statement accordingly.

Our strategy of focusing exclusively on the self-pay healthcare market..., page 32

3.	Where you note that you have an option to expand your license to include therapeutic indications, please expand your disclosure to clarify that you have entered into a therapeutic option agreement with ALPHAEON pursuant to which you agreed not to pursue the option and to hold the option in trust for ALPHAEON.

Company Response: The Company acknowledges the Staff’s comment and has expanded the disclosure on page 33 of the Registration Statement accordingly.

Use of Proceeds, page 57

4.
We note your revisions in response to our prior comment 4. Please further revise your disclosure on page 57 to identify the amount of the net proceeds that will be used to make Daewoong milestone payments and the amount that will be used to pay Evolus contributors. Note that Item 504 of Regulation S-K requires disclosure of the approximate amount intended to be used for each purpose.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 58 of the Registration Statement accordingly.

Capitalization, page 60

5.	Please address the following regarding the pro forma column in the capitalization table:

•
Clarify your disclosure to explain the reason for the decrease in the related party receivable and the increase in additional paid-in capital as a result of your release as guarantor of the note obligation.

•
Clarify your disclosure to explain the reason related party borrowings are reduced as a result of your being assigned the contingent obligation and contingent promissory note obligation, and how the amounts assigned, which you indicate are estimated value, are factually supportable.

•	Tell us your consideration of including and/or disclosing the unwinding fee obligation of $9.6 million that you have agreed to pay on behalf of ALPHAEON under the agreement with Clarion.

Company Response: With respect to the Staff’s first two bullet points above, the Company acknowledges the Staff’s comment and has clarified the disclosure on pages 62 and 63 of the Registration Statement accordingly.

In addition, with respect to the Staff’s third bullet point above, the Company did not disclose the unwinding fee obligation of $9.55 million (the “Obligation”) that the Company has agreed to pay on behalf of ALPHAEON Corporation (“ALPHAEON”) pursuant to the Exclusive Distribution and Supply Agreement, dated as of November 30, 2017, by and between the Company and Clarion Medical Technologies Inc. (the “Distribution Agreement”), in part, because the Obligation is based on performance and services representing a future cost of doing business, and the Company is not an obligor of the Obligation, therefore, disclosure is not required pursuant to the guidance of Accounting Standards Codification (“ASC”) Topic 460-10 and ASC Topic 405-40. In addition, the Obligation became effective upon the Company’s entry into the Distribution Agreement and is not contingent on the effectiveness of the offering pursuant to which the Registration Statement relates.

Accordingly, the Company does not believe disclosure of the Obligation in the pro forma column of the capitalization table is appropriate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Payment Obligation Related to our Acquisition by ALPHAEON, page 68

6.
We note your disclosure on page 69 that you will direct an aggregate of $1.575 million of the up-front payment due upon obtaining FDA approval for DWP-450 towards the payment of a one-time bonus for certain employees pursuant to the respective terms of their offer letters. If any of these employees are your officers, please revise your disclosure to identify them and indicate the amount of these individual bonuses.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 70 and 118 of the Registration Statement accordingly.

Certain Relationships and Related Party Transactions
Contribution Agreement and Related Agreements, page 122

7.
We note your revisions in response to our prior comment 7. Please further revise your disclosure to quantify the high single digit million dollar upfront payment due upon obtaining FDA approval; the quarterly royalty rates; and the double digit million dollar promissory note. The obligations are provisions of agreements with related parties and confidential treatment is generally not available for material terms that are required to be disclosed. For guidance, please refer to Item 404 of Regulation S-K and Section II.B.2 of Staff Legal Bulletin No. 1 (with addendum) (July 11, 2001).

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 70 and 125 of the Registration Statement to quantify the high single digit million dollar upfront payment due upon obtaining U.S. Food and Drug Administration approval of DWP-450, and the double digit million dollar promissory note. The Company will submit an amended Request for Confidential Treatment to eliminate its previous request for confidentiality of the aforementioned payments.

In addition, the Company respectfully advises the Staff that the quarterly royalty rates (the “Confidential Information”) set forth in the Second Amendment to Stock Purchase Agreement, dated as of December 14, 2017, by and among SCH-AEON, LLC (formerly known as Strathspey Crown Holdings, LLC), ALPHAEON, the Company, and J. Christopher Marmo, as the Contributors’ Representative (as defined therein) (the “Amended Purchase Agreement”), represent competitively harmful information and are the subject of a confidential treatment request pending a ruling pursuant to the provisions of Rule 406 of the Securities Act of 1933, as amended, and 17 C.F.R. § 200.80(b)(4) for confidential treatment under the Freedom of Information Act, 5 U.S.C. § 552(b)(4).

As set forth in the Company’s Request for Confidential Treatment dated December 20, 2017 and in the Company’s amended Request for Confidential Treatment dated the date hereof, the Company does not believe the Confidential Information requested to be disclosed is material to investors. The Company has requested in its Request for Confidential Treatment and its amended Request for Confidential Treatment set forth above, among other things, that the Confidential Information be redacted from the Amended Purchase Agreement because the information represents heavily negotiated terms and is commercial and financial in nature and highly confidential.

The Company’s business strategy is to establish a leading medical aesthetics company by in-licensing technology, developing partnerships and potentially acquiring products. These transactions may require the Company to agree to pay certain contingent future royalty and milestone payments to such contracting parties. These contingent future payments represent a part of the Company’s cost structure. Once the Company enters into an in-licensing, partnership or acquisition transaction for a product or proprietary technology, the Company may then out-license the same product or proprietary technology to different third parties who are then to commercialize and sell the resulting products or proprietary technologies in exchange for contingent royalty and milestone payments to the Company. The difference between the amount to be paid by the Company to third parties and the amount to be received by the Company from third parties based on the development and sale of products or proprietary technology pursuant to these arrangements is a component of the Company’s gross profit.

The precise royalty rate or amount of a milestone payment is therefore significant to a third party to whom the Company desires to out-license, partner with, or acquire from, products or proprietary technology, as such third party can use the cost-related information in negotiations with respect to these arrangements because it knows exactly how far it can decrease the Company’s margin with respect to the relevant technology. Such information is also relevant to a third party from whom the Company desires to in-license technology as such third party can use this cost-related information as a benchmark in such third party’s negotiations with the Company with respect to the in-license of unrelated technology. This information was specifically negotiated in connection with the acquisition of the Company by SCH-AEON, LLC (formerly known as Strathspey Crown Holdings, LLC) and, later, ALPHAEON, and is not necessarily indicative of rights, obligations or conditions to which the Company would agree in connection with future transactions with third parties, including joint ventures and commercial agreements or arrangements.

Conversely, the Company does not believe that it is material to investors to know the precise royalty rate or the precise amount of a milestone payment. However, this very specific information is significant to a third party with whom the Company intends to negotiate a license agreement or other arrangement and it is therefore competitively harmful to the Company to disclose this information. It may, however, be material to investors to know generically that the Company is obligated to pay a royalty or milestone payment upon the sale of the applicable product or upon the achievement of a development milestone, and the Company has disclosed this information where applicable in the Registration Statement.

To that end and in response to the Staff's comment, the Company has not disclosed in the Registration Statement the Confidential Information set forth in the Amended Purchase Agreement.

Exclusive Distribution and Supply Agreement with Clarion Medical Technologies, Inc., page 126

8.
Please disclose whether the company's assumption of ALPHAEON's unwinding fee will reduce the liabilities owed to ALPHAEON by offsetting the payment obligations under the amended purchase agreement and the promissory note.

Company Response: The Distribution Agreement does not provide how the Obligation will be settled between ALPHAEON and the Company. The Company and ALPHAEON may determine in the future whether the Company’s assumption of the Obligation will reduce the liabilities owed to ALPHAEON by offsetting the payment obligations under the Amended Purchase Agreement and the promissory note referenced and included therein. The Company acknowledges the Staff’s comment and has revised the disclosure on page 129 of the Registration Statement accordingly.

Therapeutic Option Letter Agreement, page 126

9.
We note your disclosure that to the extent sales under the ALPHAEON-Daewoong agreement require royalty payments to be made to the Evolus contributors, ALPHAEON will have the option to make quarterly payments to you equal to a low single digit percentage of net sales of the therapeutic indications of DWP-450. Please revise your disclosure to clarify whether you expect these payments to be sufficient to cover all required payments to Evolus contributors.

Company Response: The Company acknowledges the Staff’s comment and has clarified the disclosure on page 128 of the Registration Statement accordingly.

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If you have any questions or comments concerning these responses, please do not hesitate to call me at (949) 623-3519 or e-mail me at michael.hedge@klgates.com.

Sincerely,

/s/ Michael A. Hedge

Michael A. Hedge
K&L Gates LLP

cc:
Sasha Parikh, U.S. Securities and Exchange Commission
Jim Rosenberg, U.S. Securities and Exchange Commission
Murthy Simhambhatla, Ph.D., Evolus, Inc.
Jeffrey Plumer, Evolus, Inc.
Alexa M. Ekman, K&L Gates LLP
Michael J. Zeidel, Skadden, Arps, Slate, Meagher & Flom LLP